UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-11267

FIRSTMERIT CORPORATION

(Exact name of registrant as specified in its charter)

c/o Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

(614) 480-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

Depositary Shares, each representing a 1/40th Interest in a Share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, without par value: Zero

Depositary Shares, each representing a 1/40th Interest in a Share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value: Zero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated, as successor by merger to FirstMerit Corporation, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 26, 2016	HUNTINGTON BANCSHARES INCORPORATED
As successor by merger to FirstMerit Corporation

	By:	/s/ Richard A. Cheap
	Name:	Richard A. Cheap
	Title:	Secretary